Exhibit 2.11

AMENDMENT NO. 2

TO THE TRADEMARK LICENSE AGREEMENT

BY AND BETWEEN

HONEYWELL INTERNATIONAL INC. AND

RESIDEO TECHNOLOGIES, INC.

This Amendment No. 2 to the Trademark License Agreement dated October 19th, 2019, as amended (the “Agreement”), is entered into by and between Honeywell International Inc. (“Licensor”) and Resideo Technologies, Inc. (“Licensee”). This Amendment is effective as of Sept. 23, 2020 (“Effective Date”).

RECITALS

WHEREAS, the Parties wish to amend the Agreement as provided herein; and

WHEREAS, it is the intent of the Parties that the Agreement remain in effect, except for the changes reflected in this Amendment.

NOW, THEREFORE, the Parties agree that the terms of the Agreement are amended as follows:

ARTICLE 1

AMENDMENTS

A.Within 5 days of the Effective Date, Licensee will provide Licensor a written report (“Inventory Report”) that identifies all Licensed Products that Licensee estimates in good faith will not be transitioned from use of the Honeywell Trademark by October 29th, 2020, broken down by model numbers, business category, product family, material name and quantities (such products will be referred to as “Transition Products”). The Inventory Report will be in substantially the same form confirmed by Honeywell as approved and as reflected in Attachment 1 annexed hereto. The Inventory Report will also include a list of any hard tools, in the possession of Licensee or Licensee’s suppliers, that remain in operation and are still configured to apply the Honeywell Trademark to Transition Products, and which are expected not to have transitioned by October 29th, 2020, broken down by line of business, in a format substantially similar to Attachment 2 annexed hereto.

B.Notwithstanding anything contained in the Agreement to the contrary, the transition period during which Licensee is granted a license to use the Honeywell Trademark pursuant to Attachment I is extended until May 19th, 2021 solely in connection with Transition Products (such extension period will be referred to as “Extended Transition Period”), provided that all Packaging for Transition Products which have not been packaged as of October 29th, 2020 will use the Honeywell Home Trademark, not the Honeywell Trademark, and no unpackaged Licensed Products will be placed in packaging using the Honeywell Trademark after October 28th.

C.No Licensee or Sublicensee will make or authorize any use or sale, direct or indirect, of the Transition Products in China and will not knowingly sell the Transition Products to persons who intend or are likely to resell them in China. Each Licensee will use reasonable commercial efforts to ensure that neither such Licensee nor any Third Party acting on behalf of such Licensee (including its Sublicensees) is selling, marketing or distributing Transition Products in China and will take action at such Licensee’s own costs to prevent any such activities known to such Licensee.

D.Licensee will also provide updated Inventory Reports reflecting the information in Paragraph A on October 29th, 2020 and May 19th, 2021.

E.All sales of Transition Products during the Extended Transition Period will be subject to Royalties of 1.5% of Net Sales of such products as specified in Attachment O.

F. All sales of Transition Products that occur after the Extended Transition Period will be subject to Royalties

Exhibit 2.11

in the amount of 6% of Net Sales, and such sales will be noted separately on Licensee’s required Royalty Report.

G.Any Copy or Packaging for any Licensed Products or Transition Products which contains wording not in English must be accompanied by an English translation for all such wording and provided to Licensor for review, provided, however, that in accordance with past practice, such translation requirement will be satisfied by translating those parts of such Packaging and Copy which refer to the Honeywell or Honeywell Home brand or attributes of the Licensed Products (unless Honeywell confirms that a translation is not necessary). In addition, Licensor’s refusal to approve any Copy or Packaging shall be reasonable in the case of any materials containing or referring to the Licensed Trademarks that in Licensor’s opinion do not comply with Licensor’s corporate brand standards, or are likely to derogate, erode or tarnish the Licensed Trademarks or otherwise diminish the value of the Licensed Trademarks.

ARTICLE II

MISCELLANEOUS

H.This Amendment No 2 is integrated into the Agreement. Except as specifically amended hereby, all other provisions of the Agreement are hereby ratified, and the Agreement shall continue in full force and effect in accordance with its terms. Any existing or future reference to the Agreement shall be deemed to be a reference to the Agreement as modified by this Amendment.

I.Terms used herein not otherwise defined have the same meaning as defined in the Agreement.

J.This Amendment No. 2 may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission and each facsimile or scanned signature shall be deemed a valid and binding signature of the executing Party), and by each Party in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

K.This Amendment shall be effective only after it is duly signed by both Parties and copies of the fully-signed Amendment are received by Licensor.

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to the Agreement to be duly executed by their duly authorized officers, all as of the date and year first above written.

Resideo Technologies, Inc.	Honeywell International Inc.
By /s/ Susanne Haas Name Susanne Haas Title Assistant Secretary Date 09-23-2020	By /s/ David A. Cohen Name David A. Cohen Title Assistant Secretary Date 09/23/2020

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